Exhibit 99.1

Taoping Reports Full Year 2024 Financial Results

Shenzhen, China, April 29, 2025 – Taoping Inc. (Nasdaq: TAOP, the “Company”), a provider of innovative smart cloud platform services and solutions, today reported financial results for the year ended December 31, 2024. The Company expects to file its annual report on Form 20-F for the year ended on December 31, 2024 with the U.S. Securities and Exchange Commission (“SEC”) on or about April 29, 2025.

Mr. Jianghuai Lin, Chairman and CEO of Taoping, said: “2024 marked a significant transition year for the Company as we focused on developing new AI-driven products, while enhancing our existing solutions to become more feature-rich and AI-enabled. This resulted in a slight decrease in our revenue to $36.7 million for the full year 2024, compared to $38.6 million in 2023, which had benefitted from a surge in growth as we emerged from the COVID-19 shutdowns.”

“We are encouraged by the significant progress we have made and the growing customer demand for our cloud-based technologies for Smart City IoT platforms. China’s accelerated urbanization rate remains a key driver of this demand and is expected to serve as a positive catalyst for our longer-term business growth.”

“Importantly, we believe we are well positioned for improved growth in the coming year. Our strategic investments in innovation have enabled us to develop a comprehensive portfolio of software and hardware offerings with fully integrated solutions. Underpinning our ecosystems are our industry-specific integrated advertisement display terminal products, digital advertising distribution technology platforms, resource exchange and sharing capabilities, and big data analysis services. As a result, we are confident that Taoping is in the right long-term markets with the right products and solutions. Our focus in 2025 at every level of the Company is on disciplined execution as we work to drive growth and deliver meaningful value for shareholders.”

Select Financial Results for the Year Ended December 31, 2024

Total revenue for the year ended December 31, 2024 was $36.7 million, compared to $38.6 million for the year ended December 31, 2023. The Company benefited from increased demand for its products and solutions which in many cases offer enhanced integration with popular AI components, and was offset by a decline in its traditional advertising and software revenue. The Company expects that revenue for the full year 2025 will further benefit from an increased contribution from its AI-related products, led by its cloud-based intelligent products and solutions.

Cost of revenue decreased by $0.9 million to $28.9 million, for the year ended December 31, 2024, from $29.8 million for the year ended December 31, 2023, primarily due to a decrease in cost of software, offset by an increase in cost of products. As a percentage of revenue, cost of revenue increased to 78.8% during the year ended December 31, 2024, from 77.1% during the year ended December 31, 2023.

Gross profit as a percentage of revenue decreased to 21.2% for the year ended December 31, 2024 from 22.9% for the year ended December 31, 2023. The decrease in the overall gross margin primarily resulted from the impact of lower margin advertising business. The Company believes it can expand its gross margin over the coming year as focuses on expanding the contribution of higher margin sales, led by its AI-related products.

Net loss attributable to the Company was $1.8 million for the year ended December 31, 2024, as compared to net loss of $0.7 million for the year ended December 31, 2023.

About Taoping Inc.

Taoping Inc. (Nasdaq: TAOP) has a long history of successfully leveraging technology in the development of innovative solutions to help customers in both the private and public sectors to more effectively communicate and market to their desired targets. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio of high-value, high-traffic areas for its products, which are aligned together with Taoping’s smart cloud platform, cloud services and solutions, new media and artificial intelligence. For more information about Taoping, please visit http://en.taop.com. You can also follow us on X.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results, the effects of the global pandemic or other health crisis, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the SEC available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

Taoping Inc. Xue Jiang IR@taop.com www.taop.com	Global IR Partners David Pasquale TAOP@globalirpartners.com New York Office: +1-914-337-8801